

June 25, 2014

Via E-mail
James E. Lauter
Chief Financial Officer and Chief Accounting Officer
Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

> **Re:** **Home Loan Servicing Solutions, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 6, 2014**
> **File No. 001-35431**

Dear Mr. Lauter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Signatures, page 48

1.   The report should also be signed by at least a majority of the board of directors on behalf of the registrant. Please tell us whether the Form 10-K for the fiscal year ended December 31, 2013 had been signed by a majority of the board of directors when it was originally filed. Please also amend to provide the required signatures. Refer to General Instruction D(2) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Via E-mail
Michael G. Lubin